UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c), and (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)


                     Bally Total Fitness Holding Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

             Common Stock, par value $0.01 per share (the "Shares")
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    05873k108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  April 9, 2003
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [ ] Rule 13d-1(b)

        [X] Rule 13d-1(c)

        [ ] Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05873k108                                            Page 2 of 5 Pages


   1.  NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

       SLS Management, LLC

   2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                               (b) [X]

   3.  SEC USE ONLY

   4.  CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware

                              5.  SOLE VOTING POWER

                                  3,007,086
         NUMBER OF
          SHARES              6.  SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                 204,455
           EACH
         REPORTING            7.  SOLE DISPOSITIVE POWER
          PERSON
           WITH                   3,007,086

                              8.  SHARED DISPOSITIVE POWER

                                  204,455

   9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       3,211,541


  10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

  11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       9.7%

  12.  TYPE OF REPORTING PERSON*

       IA, OO

                      *SEE INSTRUCTION BEFORE FILLING OUT!

      Item 1.

          (a)  Name of Issuer:

               Bally Total Fitness Holding Corporation

          (b)  Address of Issuer's Principal Executive Offices:

               8700 West Bryn Mawr Avenue
               Chicago, IL  60631
      Item 2.

          (a)  Name of Person Filing:

               SLS Management, LLC

          (b)  Address of Principal Business Office:

               SLS Management, LLC
               140 West 57th Street, Suite 7B
               New York, NY 10019

          (c)  Citizenship:

               Delaware

          (d)  Title of Class of Securities:

               Common Stock, par value $0.01 per share

          (e)  CUSIP Number:

               05873k108

      Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a(n):

          (a) [ ]  Broker or dealer registered under Section 15 of the Act;

          (b) [ ]  Bank as defined in Section 3(a)(6) of the Act;

          (c) [ ]  Insurance company as defined in Section 3(a)(19) of the Act;

          (d) [ ] Investment company registered under Section 8 of the Investment Company Act;

          (e) [ ] An investment adviser in accordance with Rule
                  13d-1(b)(1)(ii)(E);

          (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

          (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

          (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

          (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act; or

          (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

      Item 4.  Ownership

          (a)  Amount Beneficially Owned:

               3,211,541

          (b)  Percent of Class:
               9.7%

          (c)  Number of Shares as to which such person has:

               (i) Sole power to vote or to direct the vote: 3,007,086 Shares

               (ii) Shared power to vote or to direct the vote: 204,455 Shares

               (iii) Sole power to dispose or to direct the disposition of:
               3,007,086 Shares

               (iv) Shared power to dispose or to direct the disposition of:
               204,455 Shares

      Item 5.  Ownership of Five Percent or Less of a Class.

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

      Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

               Not applicable.

      Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

               Not applicable.

      Item 8.  Identification and Classification of Members of the Group.

               Not applicable.

      Item 9.  Notice of Dissolution of Group.

               Not applicable.

      Item 10. Certification.

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            SLS Management, LLC

                                                By: /s/ Steven Rohlfing
                                                    ----------------------------
                                                    Steven Rohlfing
                                                    Chief Financial Officer
                                                    April 9, 2003